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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Merchants Bancorp, Inc.
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                                (Name of Issuer)

                                 Common Shares
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                         (Title of Class of Securities)

                                   588442103
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                                 (CUSIP Number)

                                 June 30, 2002
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            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]       Rule 13d-1(b)

         [X]       Rule 13d-1(c)

         [ ]       Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 588442103

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Donald E. Fender, Jr.

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3.       SEC Use Only

4.       Citizenship or place of Organization   U.S.A.

Number of Shares       5.   Sole Voting Power          377,000
Beneficially Owned     6.   Shared Voting Power         30,000
by Each Reporting      7.   Sole Dispositive Power     377,000
Person With:           8.   Shared Dispositive Power    30,000

9.       Aggregate Amount Beneficially Owned by Each Reporting Person  407,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.      Percent of Class Represented by Amount in Row (9)  15.3%

12.      Type of Reporting Person   IN

ITEM 1.

         (a)      Name of Issuer: Merchants Bancorp, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  100 North High Street, Hillsboro, Ohio 45133

ITEM 2.

         (a)      Name of Person Filing: Donald E. Fender, Jr.

         (b)      Address of Principal Business Office or, if none, Residence:
                  221 North High Street, Hillsboro, Ohio 45133

         (c)      Citizenship: U.S.A.

         (d)      Title of Class of Securities: Common Shares

         (e)      CUSIP Number: 588442103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss.ss.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS

A:       Not applicable

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


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         (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ]  An investment adviser in accordance
                  with ss.240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 407,000

         (b)      Percent of class: 15.3%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote 377,000

                  (ii)     Shared power to vote or to direct the vote 30,000

                  (iii) Sole power to dispose or to direct the disposition of 377,000

                  (iv) Shared power to dispose or to direct the disposition of 30,000

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable


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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        August 25, 2005
                                        ---------------------------------------
                                                         Date

                                        /s/ Donald E. Fender, Jr.
                                        ---------------------------------------
                                                      Signature

                                        Donald E. Fender, Jr.
                                        Director, Merchants Bancorp, Inc.
                                        ---------------------------------------
                                                      Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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